SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 21 December 2017

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Impact of US Tax Cuts and Jobs Act Bill

Exhibit No: 99.1

21 December, 2017

InterContinental Hotels Group PLC
Impact of US Tax Cuts and Jobs Act Bill1

This announcement contains inside information.

InterContinental Hotels Group ("IHG") [LON:IHG, NYSE:IHG (ADRs)] notes the passage of the US Tax Cuts and Job Acts Bill 1("the bill") yesterday.

Initial estimates are that, as a whole, the enacted bill will reduce IHG's group effective tax rate by mid to high single digit percentage points from 1 January 2018.  In 2017, IHG's group effective tax rate is still expected to be in the low 30s.

It is also expected that the measures outlined in the bill will result in a significant, exceptional tax credit in the financial year the bill is signed into law, which would be realised in cash terms over a long period from 2018.

Any updates will be provided at IHG's 2017 Preliminary Results on 20 February 2018.
___________________________________
1H.R. 1, "An Act to provide for reconciliation pursuant to titles II and V of the concurrent resolution on the budget for fiscal year 2018"

For further information
Investor relations (Catherine Dolton):                                   +44 (0)7808 095597
Media relations (Yasmin Diamond; Zoe Bird):                      +44 (0)7736 746167

Notes to Editors:

IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, Hotel Indigo® , EVEN® Hotels, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn®, Holiday Inn Express®, Holiday Inn Club Vacations®, Holiday Inn Resort®, avid™ hotels, Staybridge Suites® and
Candlewood Suites®.

IHG franchises, leases, manages or owns nearly 5,300 hotels and more than 785,000 guest rooms in almost 100 countries, with more than 1,500 hotels in its development pipeline. IHG also manages IHG® Rewards Club, our global loyalty programme, which has more than 100 million enrolled members.

InterContinental Hotels Group PLCis the Group's holding company and is incorporated in Great Britain and registered in England and Wales. More than 350,000 people work across IHG's hotels and corporate offices globally.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihgplc.com/media and follow us on social media at: www.twitter.com/ihg, www.facebook.com/ihg and www.youtube.com/ihgplc.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	21 December 2017